UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                               (Amendment No. 5)*


                             CENTRAL JERSEY BANCORP
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   153770 10 2
          -------------------------------------------------------------
                                 (CUSIP Number)

                              December 31, 2007 (1)
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]      Rule 13d-1(b)

[X]      Rule 13d-1(c)

[_]      Rule 13d-1(d)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.                  153770 10 2
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1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Linda J. Brockriede
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     [_]    (a)
     [X]    (b)
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3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     United States
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                      5.       Sole Voting Power                21,991    (2)
Number of             ----------------------------------------------------------
Shares                6.       Shared Voting Power             269,200    (3)
Beneficially          ----------------------------------------------------------
Owned by              7.       Sole Dispositive Power           21,991    (2)
Each                  ----------------------------------------------------------
Reporting             8.       Shared Dispositive
Person With                    Power                           269,200    (3)
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each
     Reporting Person                                          470,422    (4)
--------------------------------------------------------------------------------
10.  Check Box if the Aggregate Amount in Row 9 Excludes
     Certain Shares (See Instructions)                         [ ]
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11. Percent of Class Represented by Amount in Row 9            5.4 %   (5)
--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)                IN
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                                  Page 2 of 6

Item 1.

         (a)      Name of Issuer:

                           Central Jersey Bancorp

         (b)      Address of Issuer's Principal Executive Offices:

                           627 Second Avenue, Long Branch, New Jersey 07740
Item 2.

         (a)      Name of Person Filing:

                           Linda J. Brockriede

         (b)      Address of Principal Business Office or, if none, Residence:

                           2 Van Court Avenue, Long Branch, New Jersey 07740

         (c)      Citizenship:

                           United States

         (d)      Title of Class of Securities:

                           Common Stock, par value $0.01

         (e)      CUSIP Number:

                           153770 10 2

Item 3.  If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or
         (c), check whether the person filing is a:

         (a)  [ ] Broker or dealer registered under Section 15 of the Act;

         (b)  [ ] Bank as defined in Section 3(a)(6) of the Act;

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act;

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940;

         (e)  [ ] An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

         (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


         (a)      Amount beneficially owned:
                  470,422 shares of Common Stock (4) .
                  -----------------------------------

         (b)      Percent of class:  5.4%   (5) .
                                    -----------
         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote:
                            21,991  (2) .
                           -------------

                  (ii)     Shared power to vote or to direct the vote
                           269,200  (3)  .
                           -------------

                  (iii) Sole power to dispose or to direct the disposition of: 21,991 (2) .
                              -------------

                  (iv) Shared power to dispose or to direct the disposition of 269,200 (3) .
                             -------------

Item 5.    Ownership of Five Percent or Less of a Class.

           Not applicable.
           ---------------------------------------------------------------------

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           As described in the footnotes, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares to which this statement relates. The reporting person's spouse holds an interest in such shares which is greater than five percent of the total outstanding Common Stock of the Issuer as of December 31, 2007.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

           Not applicable.
           ---------------------------------------------------------------------
Item 8.    Identification and Classification of Members of the Group.

           Not applicable.
           ---------------------------------------------------------------------

Item 9.    Notice of Dissolution of Group.

           Not applicable.
           ---------------------------------------------------------------------

Item 10. Certifications.

         (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

                  Not applicable.
                  --------------------------------------------------------------

         (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


--------------------------------------------------------------------------------


(1) Except as may be otherwise specified herein, the information presented in this Amendment No. 5 to Schedule 13G is as of December 31, 2007.

(2) Includes 19,979 shares held in trusts for the benefit of Mrs. Brockriede's family members, of which Mrs. Brockriede is trustee, and 2,012 shares held in an Individual Retirement Account by PaineWebber for the benefit of Mrs. Brockriede. Pursuant to Rule 13d-4, Mrs. Brockriede disclaims beneficial ownership of the shares held in the aforementioned trusts.

(3) Represents shares held jointly with Mrs. Brockriede's husband, John A. Brockriede.

(4)      Footnotes 2 and 3 are incorporated herein by reference. Also includes
         (i) 42,151 shares subject to currently exercisable stock options previously granted to John A. Brockriede; (ii) 27,672 shares held in an Individual Retirement Account and 4,731 shares held in a Simplified Employee Pension Plan both by PaineWebber as custodian for the benefit of John A. Brockriede; (iii) 102,189 shares held by CJM Management, L.L.C., of which John A. Brockriede is an Administrative Member; and
         (iv) 2,488 shares held directly by John A. Brockriede. Pursuant to Rule 13d-4, Mrs. Brockriede disclaims beneficial ownership to all of the securities described in subparts (i), (ii), (iii) and (iv) of this footnote.

(5) John A. Brockriede and Linda J. Brockriede together beneficially own a total of 470,422 shares of Central Jersey Bancorp's Common Stock (which includes currently exercisable stock options) which represents 5.4% of Central Jersey Bancorp's issued and outstanding Common Stock at December 31, 2007.



                     [The next page is the signature page.]

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                   February 13, 2008
                                           ----------------------------------
                                                          Date

                                                /s/ Linda J. Brockriede
                                           ----------------------------------
                                                       Signature

                                                  Linda J. Brockriede
                                           ----------------------------------
                                                       Name/Title